Exhibit 99.1

Purple Biotech Announces AI Collaboration with Converge Bio to Accelerate Development of its Next-Generation Tri-Specific Antibody Platform

Collaboration leverages Converge Bio’s proprietary generative AI to design and optimize novel tri-specific antibodies for oncology needs

AI-driven development strategy designed to significantly accelerate discovery timelines and enhance molecule quality for drug candidates targeting solid tumors

REHOVOT, Israel and BOSTON, Mass., March 25, 2026 (GLOBE NEWSWIRE) -- Purple Biotech Ltd. (“Purple Biotech” or “the Company”) (NASDAQ/TASE: PPBT), a clinical-stage company developing a next-generation immunotherapy platform designed to maximize anti-cancer potency while minimizing toxicity, today announced a collaboration with Converge Bio, a company known for its leading AI platform for drug discovery and development, to accelerate and enhance Purple Biotech’s next-generation tri-specific antibody platform leveraging advanced generative AI capabilities.

Key Highlights:

●	Next-generation platform: New collaboration focused on further developing the Company’s tri-specific antibody platform by incorporating AI-driven molecule design and optimization

●	Accelerated development: AI-powered approach designed to significantly reduce discovery timelines while improving candidate quality and developability profiles

●	Strategic expansion: Broadens Purple Biotech’s platform capabilities to address additional high-value oncology targets and resistance mechanisms

●	Validated AI partner: Converge Bio has completed over 40 programs with pharmaceutical and biotech companies

“We are excited to expand our relationship with Converge Bio, whose AI platform has already contributed valuable insights to our CAPTN-3 platform,” said Gil Efron, Chief Executive Officer of Purple Biotech. “This collaboration is a natural extension of Purple Biotech’s strategy to lead innovation in multi-specific antibody therapies. By integrating Converge Bio’s generative AI with our deep expertise in tumor immunology and conditional activation, we aim to develop next-generation therapeutics that can address some of oncology’s most challenging targets with improved speed and precision. This collaboration positions Purple Biotech at the intersection of cutting-edge AI-driven drug discovery and innovative immuno-oncology, potentially accelerating our path to generate differentiated, high-quality therapeutic candidates with an improved probability of clinical success.”

The collaboration will utilize Converge Bio’s proprietary AI platform, which integrates large-scale biological data with predictive modeling and iterative learning, to design and optimize antibody candidates. The CAPTN-3 platform has demonstrated the ability to generate novel, high-affinity antibodies and optimize protein sequences for improved manufacturability and developability. Purple Biotech will apply these AI-driven insights to develop novel T cell engagers, with the goal of creating drug candidates that combine optimal functional properties with favorable physicochemical characteristics.

This next-generation platform is designed to complement and build upon insights gained from Purple Biotech’s existing CAPTN-3 technology, which generates masked tri-specific antibodies that engage both T cells and NK cells. By leveraging AI to accelerate antibody design and optimization, Purple Biotech aims to expand its pipeline with additional high-quality candidates while reducing development timelines.

“Purple Biotech’s CAPTN-3 platform represents an innovative approach to immuno-oncology, and we’re thrilled to deepen our collaboration with Purple Biotech as they advance their next-generation tri-specific antibody capabilities,” said Dov Gertz, CEO and co-founder of Converge Bio. “Our AI platform is purpose-built to tackle the complex challenges of antibody engineering - from achieving optimal binding kinetics to ensuring manufacturability at scale. This collaboration exemplifies how AI can accelerate the development of sophisticated biologics that have the potential to make a meaningful difference for cancer patients.”

About Converge Bio

Converge Bio is an AI platform that enables biotech and pharmaceutical companies to accelerate drug discovery and development. Founded in 2024, Converge Bio’s 40-person team has deep expertise in machine learning, computational biology, and drug development; about half hold advanced degrees in related fields. CEO Dov Gertz developed a machine-learning method for discovering novel CRISPR systems, leading to a U.S.-licensed patent and a scientific publication in collaboration with Nobel laureate Jennifer Doudna. CSO Iddo Weiner holds a PhD in Bioinformatics and Biomedical Engineering, and has led the development of two drug programs through positive Phase 2 clinical readouts. CTO Oded Kalev previously led cybersecurity AI teams and has advised U.S. government agencies on large-scale generative AI applications. For additional information about Converge Bio, please visit: https://converge-bio.com.

About the CAPTN-3 Platform

CAPTN-3, Purple Biotech’s lead program, is a platform of masked tri-specific antibodies that simultaneously target tumor-associated antigens while engaging both T cells and NK cells. Proprietary capping technology confines immune activation to the tumor microenvironment by masking the CD3-binding arm in circulation and activating it only at the tumor site, significantly expanding the therapeutic window versus unmasked T-cell engagers. The platform’s lead candidates, IM1240 (targeting 5T4) and IM1305 (targeting TROP2), are in preclinical development.

About Purple Biotech

Purple Biotech Ltd. (NASDAQ/TASE: PPBT) is a clinical-stage company developing a next-generation immunotherapy platform designed to maximize anti-cancer potency while minimizing toxicity. The Company is focused on advancing its lead program, CAPTN-3 - a platform of masked tri-specific antibodies that simultaneously target tumors while engaging both T cells and NK cells. Capping technology confines immune activation to the tumor microenvironment, significantly expanding the therapeutic window compared to conventional T-cell engagers. The platform’s lead candidate, IM1240, is advancing toward the clinic, and its second candidate, IM1305, is in preclinical development. The Company’s pipeline also includes additional clinical-stage assets, for which further development is pending partnering or investment, including CM24, a CEACAM1-blocking antibody that demonstrated improved outcomes across all efficacy endpoints in a Phase 2 study for the treatment of pancreatic ductal adenocarcinoma, and NT219, a dual IRS1/2 and STAT3 inhibitor in a Phase 2 study for the treatment of recurrent and/or metastatic squamous cell carcinoma of the head and neck. The Company is headquartered in Rehovot, Israel. For additional information about the Company, please visit: https://purple-biotech.com

Forward-Looking Statements and Safe Harbor Statement

Certain statements in this press release that are forward-looking and not statements of historical fact are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements that are not statements of historical fact, and may be identified by words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause or contribute to such differences include, among others, risks relating to: the plans, strategies and objectives of management for future operations; product development for NT219, CM24 and CAPTN-3; the process by which such early stage therapeutic candidates could potentially lead to an approved drug product is long and subject to highly significant risks, particularly with respect to a joint development collaboration; the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes; our ability to successfully develop and commercialize our pharmaceutical products; the expense, length, progress and results of any clinical trials; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products; the difficulty of predicting actions of the U.S. Food and Drug Administration or any other applicable regulator of pharmaceutical products; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market; the introduction of competing products; patents obtained by competitors; dependence on the effectiveness of our patents and other protections for innovative products; our ability to obtain, maintain and defend issued patents; the commencement of any patent interference or infringement action against our patents, and our ability to prevail, obtain a favorable decision or recover damages in any such action; and the exposure to litigation, including patent litigation, and/or regulatory actions, and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2025 as such factors may be updated from time to time in our other filings with the U.S. Securities and Exchange Commission (“SEC”), including our cautionary discussion of risks and uncertainties under “Risk Factors” in our Registration Statements and Annual Reports. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those we have listed could also adversely affect us. Any forward-looking statement in this press release speaks only as of the date on which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC’s website, https://www.sec.gov.

CONTACTS:

Company Contact:

IR@purple-biotech.com

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